UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[ ] Form C: Offering Statement

[ ] Form C-U: Progress Update: _____

[ ] Form C-A:

    [ ] Check box if Amendment is material and investors will have five business days to reconfirm

[x] Form C-AR: 2017 Annual Report

[ ] Form C-AR/A: Amendment to Annual

Report [ ] Form C-TR: Termination of Reporting

Name of issuer: The Italian Cafe, LLC CIK: 0001684321 CCC: tmxfsa*7

Legal status of issuer (form, jurisdiction and date of organization) Illinois limited liability company authorized to form series, organized July 14, 2014

Physical address of issuer: 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047

Website of issuer: www.goitaliancafellc.com

Name, Commission file number and CRD number (as applicable) of intermediary through which the offering will be conducted: Crowdsourcefunded.com, CIK number of intermediary 0001667727, SEC file number of intermediary 007-00027, CRD number of intermediary 001400667.

Amount of compensation paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Seven Percent (7.0%) of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None.

Type of security offered: $2,000.00 Debentures bearing interest at 8% per annum fully amortizing over ten years with equal monthly payments.

1

Target number of securities to be offered: 250.

Price (or method for determining price): $2,000.00 per debenture.

Target offering amount: $500,000.00.

Maximum Offering Amount (if different from target offering amount): $1,000,000.00.

Oversubscriptions accepted: [x] Yes [ ] No If yes, describe how oversubscriptions will be allocated: [ ] Pro-rata basis [x] First-, first-served basis [ ] Other-provide a description.

Deadline to reach the Target Offering Amount: is July 31, 2018.

Current number of employees: 2

	12/31/2017	12/31/16	12/31/15	12/31/14
Total Assets:	$286,362	$284,040	$263,794	$181,493
Cash & Cash Equivalents:	$ 86	$ 964	$ 0	$ 202
Accounts Receivable:	$223,116	$219,916	$200,634	$181,291
Short-term Debt:	$ 96,032	$ 90,808	$ 79,711	$188,917
Long-term Debt:	$ 0	$ 0	$ 0	$ 0
Revenues/Sales:	$ 19,899	$ 19,526	$ 25,410	$ 1,556
Cost of Goods Sold:	$ 0	$ 0	$ 0	$ 0
Taxes Paid:	$ 0	$ 0	$ 0	$ 0
Net Income:	$ (2,902)	$ 9,149	$ 16,507	$ (8,424)

A CROWDFUNDING INVESTMENT INVOLVES RISK YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING, DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

AN ISSUER FILING THIS FORM FOR AN OFFERING IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CROWD FUNDING (§227.100-503) MUST DISCLOSE IN THE OFFERING STATEMENT THAT IT WILL FILE A REPORT ON EDGAR ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT. THE ISSUER MAY TERMINATE ITS REPORTING OBLIGATIONS IN THE FUTURE IN ACCORDANCE WITH RULE 202(B) OF REGULATION CROWD FUNDING (§227.202(B))

THIS FORM C IS NOT AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMUTED. ONLY THE ISSUER AND THE INTERMEDIARY ARE AUTHORIZED TO DISCUSS THE SECURITIES, OR MAKE ANY STATEMENTS OR SUPPLY ANY INFORMATION ABOUT THE SECURITIES OTHER THAN THE CONTENTS OF THIS FORM C.

EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. THE INFORMATION IN THIS FORM C IS NOT MEANT TO CONSTITUTE SUCH ADVICE.

THE ISSUER MUST FILE AN ANNUAL REPORT ON FORM C, AS REQUIRED BY REGULATION CROWDFUNDING 17 CFR 227.100-503, NO LATER THAN 120 DAYS AFTER THE ISSUER'S FISCAL YEAR END COVERED BY THE REPORT AND INCLUDE THE INFORMATION REQUIRED BY RULE 201(A), (B), (C), (D), (E), (F), (M), (P), (Q), (R), (S), AND (T) OF REGULATION CROWD FUNDING 17 CFR 227.201(A), (B), (C), (D), (E), (F), (M), (P), (Q), (R), (S), AND (T). FOR PURPOSES OF PARAGRAPH (T), THE ISSUER SHALL PROVIDE FINANCIAL STATEMENTS FOR THE HIGHEST AGGREGATE TARGET OFFERING AMOUNT PREVIOUSLY PROVIDED IN AN OFFERING STATEMENT. THE ISSUER'S FISCAL YEAR END IS DECEMBER 31. THEREFORE, THE ISSUER'S FIRST ANNUAL REPORT, FOR 2016, WAS FILED WITH THE SEC ON FORM C-AR BEFORE APRIL 30, 2017, AND THIS ANNUAL REPORT FOR 2017 IS BEING FILED BEFORE APRIL 30, 2018. THE ANNUAL REPORTS ARE AVAILABLE ON THE ISSUER'S WEBSITE. THE ISSUERS ANNUAL REPORTS WILL BE FILED BEFORE APRIL 30 OF EACH YEAR AND WILL BE AVAILABLE ON THE ISSUERS WEBSITE AFTER FILING.

REGULATION 17 C.F.R. 227.201 DISCLOSURES:

(a) **The Italian Cafe, LLC (Issuer):** The Issuer was organized on July 14, 2014 as a series Illinois limited liability company; The Issuer is located at 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047; The Issuer WEB SITE is www.goitaliancafellc.com

(b) **Management:** The Issuer is operated by two managers, Ranulfo S. Vizcarra and Christy J. Jepson (Managers), who have managed the Issuer since its organization on July 14, 2014. The Managers are also the Managers of each designated series of the Issuer. At this time there are three designated series, Series A, Series B and Series C. Pursuant to the terms of The Italian Café, LLC operating agreement, either manager is authorized to act without the other, except no Manager may sell all or substantially all of the Assets of the Issuer, bind the Issuer to any lease, contract or other obligation in excess of $10,000.00, or cause the Issuer to sell any of the Membership interest of the Issuer, without the prior authorization of the majority of the Members of the Issuer. Both Mr. Vizcarra and Mr. Jepson have been, and are expected to continue to be involved in acquiring, leasing, building and remodeling, negotiating with landlords, restaurant and bar operators, terminal operators and others on behalf of The Italian Cafe, LLC and its designated series.

(1) Ranulfo S. Vizcarra was educated and trained as a physician in the Philippines. Mr. Vizcarra is the trustee and one hundred percent beneficiary of the Ranulfo S. Vizcarra Revocable Trust dated October 9, 2007 as amended on June 17, 2008 and March 20, 2014 (Ranulfo Trust), which owns a nineteen percent (19 %) membership interest in M2K of Chicago, LLC, f/k/a M2K, LLC, an Illinois limited liability company that owns and operates a number of healthcare related companies and real estate properties, and (100%) of M2K of Illinois, LLC, an Illinois limited liability company that operates dance studios and M2K of Illinois, LLC owns (49%) of LTBR Radio, LLC, an Illinois limited liability company in the talk radio business. M2K of Chicago, LLC also owns a fifty percent (50%) membership interest in the Italian Cafe, LLC and each of its designated series. Mr. Vizcarra is a Manager of M2K of Chicago, LLC, and an officer, director or manager of all of the corporations or limited liability companies which M2K of Chicago, LLC has an ownership interest in, including the Issuer. Mr. Vizcarra is also a Manager of M2K of Illinois, LLC and LTBR Radio, LLC. Mr. Vizcarra, for his own account, or as a shareholder, member, director or officer of the companies in which he serves, has negotiated the acquisition, financing and sale of companies and the acquisition, sale, financing and leasing of real estate properties, such as office buildings, shopping centers and other retail, restaurants and bars, condominiums, apartments and single family homes. Mr. Vizcarra has managed and operated a number of companies and real estate properties.

(2) Christy J. Jepson was educated at DePaul University in Chicago, Illinois. After graduating and passing the Certified Public Accounting exam, he graduated from the John Marshall Law School in Chicago, Illinois, and he is a licensed attorney practicing law at the law firm of Strecker, Jepson & Associates in Lake Zurich, Illinois. Mr. Jepson owns an eleven percent (11%) interest in Senior Homes, LLC, an Illinois limited liability company in the real estate development and construction business. Senior Homes, LLC owns one hundred percent (100%) of the membership interest in All America Reverse Mortgage, LLC, d/b/a 1st All America Mortgage, an Illinois limited liability company operating as a licensed mortgage broker in Illinois. Senior Homes, LLC owns fifty percent (50%) of the membership interest of the Issuer and each of its designated series. Mr. Jepson has, as an attorney, as a shareholder, member, director or officer of companies or for his own account, negotiated the acquisition, financing and sale of companies and the acquisition, sale, financing and leasing of real

estate properties, such as office buildings, shopping centers and other retail, hotels, restaurant and bars, casinos, condominiums, apartments time share properties and single family homes. Mr. Jepson has managed and operated a number of companies and real estate properties.

(3) Mr. Vizcarra currently holds the following positions and employment:
Manager of the Italian Cafe, LLC, The Italian Cafe, LLC Series A, The Italian Cafe, LLC Series B and the Italian Cafe, LLC Series C located at 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047;
Manager of M2K of Chicago, LLC, an Illinois limited liability company located at 1090 Glencrest Drive, Inverness, Illinois 60010, in the business of acquiring, owning and operating healthcare companies, real estate and real estate companies, a dance studio company and The Italian Cafe, LLC and its designated series; Manager of M2K of Illinois, LLC, an Illinois series limited liability company located at 1090 Glencrest Drive, Inverness, Illinois 60010, in the business of operating dance studios;
Manager of LTBR RADIO, LLC, an Illinois limited liability company located at 1090 Glencrest Drive, Inverness, Illinois 60010, in the talk radio business, of which M2K of Illinois, LLC is a 49% Member;
Manager of HCP Financial, LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing management, administration, accounting and other services to healthcare related companies;
Manager of Medical Gear, LLC d/b/a Healthcare Plus Senior Care, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing caregiver services;
President of Healthcare Plus Caregivers Corporation, an Illinois Corporation located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing caregiver services;
Manager of Healthcare Plus Homemakers LLC, an Illinois limited liability company located at 350 1 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing caregiver services;
Manager of Comforthome Private Care LLC, an Illinois limited liability company, located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of providing caregiver services;
Manager of Healthcare Plus Hospice LLC, an Illinois limited liability company located at 1272 W. Northwest Highway, Palatine, Illinois 60067, in the business of providing hospice services;
Manager of Chicagoland Homeowners Association, LLC, an Illinois limited liability company located at 3501 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008 in the business of acquiring and operating real estate properties;
Manager of 3949 North Pulaski LLC, an Illinois limited liability company located at 350 1 Algonquin Road, Suite 560, Rolling Meadows, Illinois 60008, in the business of owning and operating the building at 3949 N. Pulaski, Chicago, Illinois 60641.

Mr. Jepson is the Manager of Strecker, Jepson & Associates, a law firm located at

21020 N. Rand Road, Suite C-2, Lake Zurich, Illinois 60047. Mr. Jepson provides financial and legal services to Senior Homes, LLC located at 21020 N. Rand Road, Suite C-4, Lake Zurich, Illinois 60047and All America Reverse Mortgage, LLC located at 21020 N. Rand Road, Suite C-1, Lake Zurich, Illinois 60047 and is a Manager of the Issuer and each of its designated series.

(c) **Ownership:** Fifty percent (50%) of the Issuer is owned by M2K of Chicago, LLC and fifty percent (50%) of the Issuer is owned by Senior Homes, LLC. The membership interest of M2K of Chicago, LLC is owned nineteen percent (19%) by the Ranulfo Trust of which Ranulfo S. Vizcarra is the sole trustee and beneficiary until his death and eighty one (81%) by the Annabel Rose Vizcarra Trust of which Annabel Rose Vizcarra, is the sole beneficiary.

The membership Interest of Senior Homes, LLC is owned as follows:

(11.00%) by Christy J. Jepson
(13.34%) by Patricia A. Jepson
(13.33%) by Charles P. Jepson
(13.33%) by Michael Drew
(24.50%) by Tracy L. Jepson
(24.50%) by Fred J. Jepson

(d) **Business Plan:** The Issuer's business is lending funds to its designated series to acquire, establish, build and lease restaurants with bars and video gaming machines in Illinois. The business plan is as follows:

> **Video Gaming;** Illinois issues gaming licenses to restaurant or bar establishments with a liquor license located in a city or county that has approved video gaming. As of March 31, 2016, many cities and counties in Illinois have approved video gaming. Illinois receives a monthly Video Gaming Tax distribution of 30% of the monthly Net Wagering Activity and pays the city or county 5% of the monthly Net Wagering Activity and keeps 25% of the monthly Net Wagering Activity. Net Wagering Activity is the difference between the Amount Played and the Amount Won by the player. The terminal operator, the company licensed to provide the video gaming machines, receives 35% of the monthly Net Wagering Activity and the licensed establishment receives 35% of the monthly Net Wagering Activity. The licensed terminal operator cannot receive an establishment license and the licensed establishment cannot have a terminal operator license. The terminal operator provides and maintains the machines and the payout machine, which pays any winnings to the machine player. The establishment receives a check from the terminal operator once a month for 35% of the Net Wagering Activity. According to the Illinois Gaming Board Video Gaming Report for the month of March 2016, there were 5,351 licensed establishments in Illinois housing a total of

22,815 video gaming machines. Each licensed establishment is limited to a maximum of 5 machines. The average number of machines per licensed establishment in March 2016 was 4.26. In March 2016, $1,246,220,355.10 was played in the 22,815 licensed machines in Illinois, or $54,622.85 per licensed machine. $1,147,343,968.57 was paid out to players on those machines, or $50,289.01 per licensed machine. The Net Wagering Activity in March 2016 was $98,876,386.53, or $18,478.11 per licensed establishment.

The terminal operator will pay the cost of the installation of the video gaming machines in the establishment and will pay 50% of the ongoing establishment's marketing costs, as long as the terminal operator is mentioned in the advertising. The establishment can comp the player with anything but liquor. For instance, the establishment marketing plan could offer $5.00 in free play, paid for by the establishment, with the purchase of any meal, breakfast, lunch or dinner in excess of $10.00.

Illinois Series LLC; The Italian Café, LLC is an Illinois series limited liability company, which currently has three designated series, Series A, Series B and Series C. In Illinois, each series in an Illinois series limited liability company is treated as a separate entity. Assets and Liabilities of one series are not Assets and Liabilities of any other series and creditors of one series cannot force the members of that series or the members or assets of another series to pay them. The LLC and each series have their own Federal Employer Identification Numbers, their own bank accounts and file their own tax returns. The Italian Café, LLC and each designated series is treated as separate partnerships for tax purposes. The income and losses of each series are passed through to the members of that series. The members of The Italian Café, LLC and all three of its designated series are M2K of Chicago, LLC, an Illinois Limited Liability Company with a 50% membership interest and Senior Homes, LLC, an Illinois Limited Liability Company with a 50% membership interest.

The Business Structure; The Italian Café, LLC will advance funds to each designated series to acquire or lease property with at least a ten year term, sufficient to house a restaurant establishment, to remodel or build and equip the restaurant establishment and ready it to open.

Each series will then lease or sub-lease the restaurant to a restaurant operator on a long term lease. The lease will be for a fixed rent sufficient to cover the series rent or acquisition payments and the repayment of the funds advanced by The Italian Café, LLC to the series over ten years with interest, and make a profit. The lease will also include a percentage rent provision providing for percentage rent on gross food and beverage sales of a percentage which is contemplated to provide the series with 50% of the anticipated food and beverage net income of the restaurant operation. The lease percentage rent provision will also require percentage rent of 50% of all other income, such as the income generated by the establishment from the 5 video gaming machines.

With this structure, the restaurant operator is able to lease and run a restaurant operation without having to expend a large amount of money to build out the restaurant. The restaurant operator will only need the cost of its specialized equipment, food, security deposit and initial marketing and operating costs to open the restaurant. The restaurant operator will pay The Italian Cafe, LLC Series, as landlord through the lease, 50% of the net income from the food and beverage operation and 50% of the establishment's video gaming machine Net Wagering Activity. The restaurant operator will keep the other 50% of the food and beverage net income and 50% of the establishment video gaming machine Net Wagering Activity.

The restaurant operator is responsible for obtaining and maintaining the business license, liquor licenses and gaming licenses. The Italian Café, LLC Series is a landlord and, in that capacity, is not responsible for the restaurant operation. The restaurant operator is completely in charge of the operation of the restaurant, bar and video gaming machines and shoulders the risk associated with its failure to properly operate the establishment. In the event the restaurant operator does not properly operate the restaurant, the landlord should not be responsible for the obligations or actions of the restaurant operator. In the event the operator does not pay the base rent or the correct percentage rent, The Italian Café, LLC Series may terminate the lease and lease the establishment to a new restaurant operator.

The Italian Café, LLC, Series C has leased a 5,100 square foot restaurant and bar property at 154 W. Northwest Highway, Palatine Illinois for $5,000.00 per month and percentage rent of 10% on all gross sales in excess of $50,000.00 per month. The property had been used by two restaurant and bar operators over a period of about 15 years as an Italian restaurant. Series C remodeled the existing restaurant and bar and purchased the equipment. Series C leased the space to Luigi's Food and Pizza, LLC to operate an Italian restaurant in the property. Luigi's Food and Pizza, LLC was not successful in this location. Series C terminated the Luigi lease, changed the concept and re-leased the property to Briana's Restaurant & Pancake House Corp. for a base rent of $7,500.00 per month and percentage rent of 15% of all food and beverage gross sales in excess of $50,000.00 each month and 50% of all other gross monthly income, such as any video gaming machine Net Wagering Activity received by the restaurant operator. Pursuant to the lease, the restaurant operator tenant may not remove any of the existing equipment or any equipment it brings on to the premises during the life of the lease. The total lease term, including two 5 year options, is over 12 years. Briana's shareholders currently operate two other similar restaurants and are interested in adding more restaurants to their portfolio. Briana's only spent about $60,000.00 of its funds to open the restaurant and is operating profitably. Briana's has a built out bar and expects to apply for a liquor license and for a gaming license upon Palatine's approval of video gaming. The other Italian Café Series are in the process of acquiring restaurant establishments in municipalities where video gaming has already been approved and negotiating with experienced restaurant operator sub-tenants.

The Investment: The Issuer intends to sell 500, $2,000.00 debentures, totaling $1,000,000.00. These debentures will bear interest at 8% per annum with 120 equal payments of principle and interest fully amortizing the $2,000.00 over ten years. The debentures may be prepaid by the Issuer at any time by paying the unamortized principal balance at that time. The debentures are unsecured debt instruments and therefore senior to the member's equity interest.

The Issuer expects these funds to be sufficient for its designated series to open at least eight total establishments. In the event each establishment conservatively generates only $5,000.00 per month, $2,500.00 from the base rent and only $2,500.00 from the percentage rent, including the video gaming machine Net Wagering Activity, the total income from all series would be $40,000.00 per month. The total monthly payment for the $1,000,000.00 debentures at 8% interest amortized over 10 years is $12,132.76 per month.

In the event the Issuer only sales the targeted amount of 250 debentures totaling $500,000.00, the Issuer expects these funds to be sufficient for its designated series to open at least four total establishments. In the event each establishment generates only $5,000.00 per month, $2,500.00 from the base rent and only $2,500.00 from the percentage rent, including the video gaming machine Net Wagering Activity, the total income from all series would be $20,000.00 per month. The total monthly payment for the $500,000.00 debentures at 8% interest amortized over 10 years is $6,066.38 per month.

(e) **Employees:** The Issuer currently has two Managers that each spend approximately forty hours per month working in this business. It is anticipated that few employees will be needed initially to operate the Issuer, but as additional employees are needed they will be added.

(f) **Risk Factors:** The securities offered by the Issuer are $2,000.00 debentures with equal monthly payments amortized over ten years at 8% interest. They are unsecured debt instruments of the Issuer and are not stock or membership interests. As debt instruments, they are senior to the member's equity. They may be prepaid by the Issuer at any time by paying the unamortized principal balance at that time. The securities do not provide the holder with any voting rights or other ownership rights in the Issuer.

The Issuer's ability to pay the debentures is completely dependent upon the success of the restaurant, bar and video gaming operations of the tenants of each designated series. If the restaurant tenants are unable to generate adequate revenue and earnings, they will not be able to pay their rent obligations to the Issuer's Series, and accordingly the Series will have to pay its loan obligations to Issuer without the rent from the restaurant tenant until the restaurant tenant is evicted and a new restaurant tenant leases the restaurant. In the event Issuer's Series is unable to pay the loan payments to the Issuer, the Issuer will have to pay the debentures without the income from that Series. In the event a number of Issuer's Series are unable to pay their loans to the Issuer at the same time and if the time to re-lease these restaurants is extensive, Issuer's ability to pay the debenture payments would be materially adversely affected. Hence, any risk to the restaurant tenants of Issuer's Series is also a risk to the Issuer that should be considered. The restaurants may be unprofitable and the locations may be difficult to re-lease for a number of considerations. The investment is therefore speculative and suitable only for individuals who are financially able to lose their total investment.

The restaurant businesses in each location are new businesses in a highly competitive business. Although the Issuer and each of its designated series will attempt to choose good locations and lease only to proven restaurant and bar operators, each restaurant will be a new business subject to all the risks inherent in a new business, and the restaurant and bar business is a highly competitive business. The Issuer's success is highly dependent upon the Issuers Manager's ability to locate and acquire good locations and choose qualified restaurant operators as tenants.

Unforseen circumstances. Events such as terrorism or war, public health issues, fire, natural disasters, and other factors such as high levels of unemployment, changes in consumer confidence and spending or purchasing habit changes, increased competition government regulation and many other events or factors could have an effect on the restaurant, bar and video gaming tenant's ability to operate successfully.

Changes in laws and regulations. The restaurant, bar and video gaming tenant operations could be affected by changes in the current federal, state or local liquor laws, gaming laws, minimum wage and overtime laws or other laws or regulations. Loss of a business license, liquor license or gaming license could have a material adverse affect on the tenant's operation.

Insufficient proceeds. The proceeds of the sale of the debentures may be insufficient to provide the liquidity the Issuer needs to loan the funds needed to each of its designated series to build out or remodel the acquired properties, to carry the properties during the time it takes to lease or re-lease the properties and market conditions may make raising additional capital or borrowing additional money difficult.

The loss of the Issuer's Managers. could adversely affect our business Each Manager is critical to the Issuer's success. If the Issuer loses the services of either Manager, promoting the business and raising additional capital would be severely impacted and the business could fail. We do not currently maintain key person life insurance on any of our Managers.

The Issuer has and will continue to engage in certain transactions with related persons. The investor should be aware that there would be occasions when the Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Managers and the Members of the Issuer will be guided by their good faith and judgment as to the Issuer's best interest. The Issuer may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms, which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its creditors including the debenture holders. Transactions with related parties of Issuer or its members could result in higher costs for goods and services or reduced performance to the Issuer and its designated series. The Issuer has and will use Christy J. Jepson and companies related to him, such as Strecker, Jepson & Associates for legal and financial matters and Senior Homes, LLC for construction and remodeling work. The Issuer has and will use companies related to Ranulfo S. Vizcarra to provide various services. By purchasing a debenture, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Transfer restrictions. The securities offered have transfer restrictions. No securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to 17 CFR 227.501 which states as follows:

"(a)§ 227.501(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- (1)§ 227.501(a)(1) To the issuer of the securities;
- (2)§ 227.501(a)(2) To an accredited investor;
- (3)§ 227.501(a)(3) As part of an offering registered with the Commission; or
- (4)§ 227.501(a)(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b)§ 227.501(b) For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c)§ 227.501(c) For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse."

Additional issuance of securities. Following the Investor's investment in the Company, the Company may sell security interests to additional investors, which may be equity or debt instruments. There is a risk associated with additional issuance of debt obligations of Issuer to the extent the debt cannot be repaid from its operations. There is a risk that the sale of the Issuer or its Assets or the sale of additional equity interests could result in management changes or other circumstances resulting in poor financial performance of the Issuer or its designated series making it more difficult for the Issuer to make the payments to the holders of the securities.

A sale of the Issuer or of the assets of the Issuer. The debenture holder will have limited or no ability to influence a potential sale of the Issuer or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Issuer and the members of the Issuer to manage the Issuer so as to provide income cash flow to pay the debenture payments. Accordingly, the success of the investor's investment in the Issuer will depend in large part upon the skill and expertise of the executive management of the Issuer and the members of the Issuer. If the members of the Issuer authorize a sale of all or a part of the Issuer, or a disposition of a substantial portion of the Issuer's assets, there can be no guarantee that the value received by the Issuer, will be sufficient to pay all of the debt of the Issuer.

Issuer's early payoff of debentures. There is a risk to the holders of the debentures that management will decide to pay off the debentures early resulting in the security holder's loss of future earnings from the debenture, which debenture could bear a greater interest rate at the time of payoff than market interest rates.

Fixed-Income market risk. The market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. The fixed-income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which are at or near historic lows in the United States and in other countries.

Interest rate risk. Prices of bonds and other fixed rate fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed-income securities and, accordingly, will cause the value of the securities to decline. During periods of very low interest rates, which occur from time to time due to market forces or actions of governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the U.S., the security may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the values of already-issued fixed rate fixed-income securities generally rise. However, when interest rates fall, the securities may be at lower yields and may reduce the securities return. The magnitude of these fluctuations in the market price of fixed-income securities is generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, the market price of a fixed-income security with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%. Risks associated with rising interest rates are heightened given that interest rates in the United States and other countries are at or near historic lows. Interest rate changes may have different effects on the values of securities sold initially at higher than market interest rates and because of prepayment or extension provisions.

Audited financial statements. The regulations required a review of the Issuer's financial statements, which is included with this Form C disclosure. The Issuer is also not required by the regulations to complete an attestation about its financial controls that would be required by the Sarbanes-Oxley Act of 2002. Therefore, the Issuer has not prepared audited financial statements or signed any attestation regarding its financial controls that the purchaser of the security can use to make an investment decision. In the event the investor believes the information provided is insufficient to make an adequate investment decision the investor should not invest in this security.

Forward looking statements. The disclosures exhibits and other documents included in this Form C Disclosure, and the Form C Disclosure itself contain forward-looking statements and are subject to risks and uncertainties. Some of these risks have been described above. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements are statements made by the Issuer describing the Issuer's current expectations and projections relating to its objectives, planned operating results, financial expectations and future business performance. Forward-looking statements do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may, " "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward looking statements contained in the disclosures exhibits and other documents included in this Form C Disclosure, and the Form C Disclosure itself are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, and its exhibits, you should understand that these statements are not guarantees of performance or results. They involve risks and uncertainties that may be beyond the Issuer's control. Although the Issuer believes that these forward looking statements are reasonable, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward looking statements. Should one or more of these risks or uncertainties materialize, or should any of the Issuer's assumptions prove incorrect or change, or should future circumstances require a change in the current plans of the Issuer, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward looking statement made by the Issuer in this Form C or any disclosures exhibits and other documents included in this Form C Disclosure, speaks only as of the date of this Form C Disclosure. Factors or events that could cause actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Best Efforts Offering. This offering is being conducted on a best efforts basis. The placement agent is not required to purchase any of the Issuer's securities nor is it obligated to sell any such securities to any Investor. Investment agreements (Investment Agreements) will be evaluated and accepted or rejected by the Issuer as they are received. There can be no assurance that the Issuer will receive investment commitments (Investment Commitments) for the entire Target Offering Amount of $500,000.00 from the sale of the debentures offered hereby or any amount. The failure to raise sufficient cash to pay operating expenses would have a material adverse effect on the Issuer's business prospects.

(g) **Target offering amount:** The targeted offering amount is Five Hundred Thousand Dollars ($500,000.00) or the sale of Two Hundred Fifty (250) Two Thousand Dollar ($2,000.00) debentures (Target Offering Amount) and the deadline to reach the Target Offering Amount is July 31, 2018 (Offering Deadline). In the event the sum of the Investment Commitments do not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, Investment Agreements will be cancelled and committed funds will be returned.

(h) **Proceeds in excess of the Target Offering Amount:** The Issuer will accept Investment Commitments in excess of the Target Offering Amount on a first-come, first-served basis up to a maximum of One Million Dollars ($1,000,000.00) or the sale of Five Hundred (500) Two Thousand Dollar ($2,000.00) debentures.

(i) **The purpose and use of the offering proceeds:** The Italian Cafe, LLC will use these funds to pay the cost of marketing and selling the debentures, pay its debt, including debt owed to its Managers or Members or return capital, pay ongoing operating costs and to loan funds to any of its designated series at 10% per annum interest with equal monthly payments of principal and interest to fully amortize the loans over 10 years. These loans will allow each series to pay their debts, ongoing operating costs and obligations and to acquire, lease, remodel or build and equip individual restaurant and bar establishments in areas where video gaming has been approved, as described in the Business Plan above.

On December 16, 2016, the Issuer entered into an agreement with 95 Real Media, Inc., an Illinois corporation d/b/a Dividend Marketing to revise Issuer's website and marketing materials, prepare display and other internet advertising to introduce the public to the Issuer, its business, the terms of the Debenture offering and the Intermediary, through the use of Google, Facebook, LinkedIn and other social media and internet advertising sites, to aid the Issuer in selling the debentures. The advertising program commenced after December 26, 2016. The agreement provides for compensation to 95 Real Media, Inc. for its services based, in part, on the success of its advertising. Under the agreement, 95 Real Media, Inc. was paid $2,500.00 on December 16, 2016 by the Issuer and was paid $2,500.00 on January 6, 2017 and would have been paid two percent of the total amount received by the Issuer from the sale of the debentures if those sales proceeds were received by the Issuer by March 31, 2017. Since no Debentures were sold by March 31, 2017, the agreement with 95 Real Marketing terminated on March 31, 2017 with no additional compensation due to them. 95 Real Media refused to return the Issuer's website upon termination of the agreement The Issuer filed suit against 95 Real Media, Inc. for the return of its website and has since dismissed the lawsuit and set up a new website at www.goitaliancafellc.com to post its annual report in accordance with Regulation Crowdfunding 17 CFR 227.100-503.

The Issuer then entered into an agreement on August 2, 2017, with Private Offering Marketing Services LLC to aid in the sale of the Debentures for $2,500.00 and with Maxwell Financial Services, LLC and Growth Capital Services, Inc. for a fee of $10,000 to $20,000 and the compensation to those companies would be part of the use of proceeds. Those companies did not perform under their agreements and the agreements were terminated on September 30, 2017. The Issuer paid $2,500.00 in total to those companies.

On February 1, 2018, the Issuer entered into a contract with Bay Marketforce, LLC to prepare landing pages, marketing materials, prepare display and other internet advertising to introduce the public to the Issuer, its business, the terms of the Debenture offering and the Intermediary, through the use of Google, Facebook, LinkedIn and other social media and internet advertising sites, to aid the Issuer in selling the debentures. Under that contract, the Issuer will pay Bay Marketforce, LLC $2,000.00 per month commencing February 1, 2018 and 5% of the total amount received from the sale of the Debentures, if at least 250 Debentures are sold by July 31, 2018, when the contract terminates. The compensation to Bay Marketforce, LLC is expected to come from the proceeds of sale.

The listed use of proceeds is the present expectation of the Issuer. The Issuer will have the right to alter the use of proceed in its discretion based upon the future circumstances of the Issuer. Proceeds of the offering will be used in part to pay obligations and/or return capital of the Issuer to its Members and to pay companies related to its Managers or Members.

The debentures are unsecured debt instruments and are senior to the member's equity.

(j) **Investment process.** In order to purchase the securities of the Issuer (Company) the purchaser (Investor) must make a commitment to purchase by completing the Investment Agreement. Investor funds will be held at the discretion of Provident Trust Group LLC, the escrow agent, in compliance with applicable securities laws until the Targeted Offering Amount of the debentures is reached. The following describes the process to invest in the debentures, including how the Company will complete an Investor's transaction, and deliver securities to the Investor.

Investor Commitment. The Investor will submit, through CrowdSourceFunded.com Portal a requested investment amount. When doing so the Investor will also execute an Investment Agreement with the Company, using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the debentures of the Company within a few minutes. At this point, the Investor will be sent an email version of the Investor Agreement in PDF format signed by the Investor and the Company, as well as, a confirmation of the commitment. This information will also be available on the Investor's "My Investor" screen on the CrowdSourceFunded.com website.

Investor transferring of funds. Upon receipt of confirmation the investment has been accepted, the Investor will be responsible for transferring funds into the third party escrow account set up on behalf of issuers offering securities through CrowdSourceFunded.com

Progress of the Offering. The Crowdsourcefunded.com Portal will make realtime updates on the progress of the offering, including: total amounts raised at any given time, notifications by email and through the "My Investments" screen when the offering target amount has been met and in the instance of a concurrent offering daily updates reducing the maximum target if indications related to the concurrent offering warrant.

Closing: Original Deadline. Unless and until, the Target Offering Amount is met early, Investor funds will be transferred from the escrow account to the Company, on the deadline date

identified in the Cover Page to the Form C and the Company's
CrowdSourceFunded.com Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date we may close the offering earlier, but, no less than 21 days after the date on which information about the Company including this Form C, is posted on our CrowdSourceFunded.com Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline Investors will receive notice of it by email and through the "My Investment's" screen. At the time of the new deadline, your funds will be transferred to the Company, from the escrow account, provided the targeted offering amount, is still met, after any cancellations.

Book Entry. All Investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investor's Agreement again. The investment Agreement will also be available on the "My Investment" screen.

NOTE: Investors may cancel an Investment commitment until 48 hours prior to the deadline identified in those offering materials.

The Intermediary will notify Investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early If it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment Commitment).

If an Investor does not cancel an Investment Commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her Investment Commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's ability to cancel An Investor may cancel his or her Investment Commitment at any time until 48 hours prior to the offering deadline.

If the Investor cancels his or her Investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

<u>Reconfirmation</u> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her Investment Commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the sum of the investment commitments from all Investors does not equal or exceed the Target Offering Amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

The offering is being made through Kroudfunding Corp. d/b/a Crowdsourcefunded.com, the Intermediary.

(k) **Material Changes:** If any material change (other than reaching the Targeted Offering Amount) occurs related to the offering prior to the Offering Deadline, the Issuer will provide notice to purchasers and receive reconfirmations from purchasers who have already made commitments. If a purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

(l) **The price of the security:** The minimum amount that a purchaser may invest in the offering is $2,000.00, which is the price for a single debenture security.

(m) **Ownership and capital structure of the Issuer:**

1. The securities being offered are Debentures. They are ten year fully amortizing unsecured debt instruments in the original principal amount of $2,000.00 bearing interest at 8% per annum with equal monthly payments of $24.27. The Debentures may be

prepaid by the Issuer at any time by paying the unamortized principal balance at that time. The Debentures are unsecured debt instruments and therefore senior to the member's equity interest. The purchasers of the securities will have no ownership interest in the Issuer and any sale or transfer of Membership interest in the Issuer will not effect the amount due under the Debenture.

2. The Members of the Issuer are M2K of Chicago, LLC with a 50% Membership interest and Senior Homes, LLC with a 50% Membership interest. The Members of M2K of Chicago, LLC and Senior Homes, LLC are disclosed in (c) above.

3. The securities are valued at the purchase price based on $2,000.00 cash for each Debenture. The securities value may fluctuate based on the fact that there are restrictions on their transfer, interest rates of other similar investments may change in the marketplace, decisions of management and other factors may cause the Issuer to be perceived as having more risk and the material risk factors described in (f) above may all have an impact on the value of the securities in the future. Transfer of Membership interests in the Issuer will not have the effect of diluting the debentures interest in the Issuer, because the interest is a debt interest and does not give the holder ownership of the Issuer. Changes in ownership of the Issuer may impact the holder of the security as a result of management changes that may occur with ownership changes that could result in increased risk to the Issuer that could affect its ability to make the debenture payments.

4. There is a risk associated with additional issuance of debt obligations of Issuer, to the extent the debt cannot be repaid from its operations. There is a risk to the holders of the debentures that management will decide to payoff the debentures early resulting in the security holder's loss of future earnings from the debenture, which debenture could bear a greater interest rate at the time of payoff than market interest rates. There is a risk that the sale of the Issuer or its Assets could result in management changes or other circumstances resulting in poor financial performance of the Issuer or its designated series making it more difficult for the Issuer to make the payments to the holders of the securities. Transactions with related parties of Issuer or its Members could result in higher costs for goods and services or reduced performance to the Issuer and its designated series.

5. **Transfer restrictions. The securities offered have transfer restrictions. No securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to 17 CFR 227.501 which states as follows:**

"(a)§ 227.501(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- **(1)§** 227.501(a)(I) To the issuer of the securities;

- **(2)§** 227.501(a)(2) To an accredited investor;
- **(3)§** 227.501(a)(3) As part of an offering registered with the Commission; or
- **(4)§** 227.501(a)(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) §227.501(b) For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) §227.501(c) For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse."

(n) Intermediary information: The name of the intermediary through which the offering will be conducted is Crowdsourcefunded.com. The CIK number of the intermediary is 0001667727. The SEC file number of the intermediary is 007-00027. The CRD number of the intermediary is 001400667.

(o) Compensation of Intermediary: The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering is Seven Percent (7.0%) of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest is None.

(p) Indebtedness of the Issuer: The only indebtedness of the Issuer is to its Members and its designated series. The December 31, 2015 balance sheet of the Issuer indicates that $74,695 was due Senior Homes, LLC, $4,435 was due M2K of Chicago, LLC and $581 was due The Italian Cafe, LLC Series B. The indebtedness to the Members is on demand and bears interest at 10% per annum.

The December 31, 2016 balance sheet of the Issuer indicates that $85,791, including interest, was due to Senior Homes, LLC, $4,435 of interest was due to M2K of Chicago, LLC and $581 was due the Italian Café, LLC Series B.

The December 31, 2017 balance sheet of the Issuer indicates that $90,251, including interest, was due to Senior Homes, LLC, $4,436 of interest was due to

M2K of Chicago, LLC and $581 was due the Italian Café, LLC Series B.

(q) **Past exempt offerings:** The Issuer has not conducted any exempt offerings in the past.

(r) **Transactions with related parties:** Since the beginning of the last fiscal year of the Issuer, January 1, 2015, the Issuer has not entered into any transaction with any of the persons described in (r)(1), (2), (3) or (4) in an amount in excess of 5% of the capital raised during the previous 12 months. The only capital is from the Members of the Issuer, Senior Homes, LLC and M2K of Chicago, LLC. The crowd funding raise contemplated by the Issuer is based on the sale of debentures, which are debt instruments and not capital. 5% of the Target Offering Amount of $500,000.00 is $25,000.00 and there have been no transactions in that amount between the Issuer and any of the persons or entities described in (r)(1), (2), (3) or (4). Since the organization of the Issuer on July 14, 2014, the Issuer has received capital and loans due on demand and bearing interest at ten percent (10%) per annum from M2K of Chicago, LLC and Senior Homes, LLC. Senior Homes, LLC and M2K of Chicago, LLC, or other companies owned by them or the Issuer's Managers, Ranulfo S. Vizcarra and Christy J. Jepson, have provided, and will provide in the future, construction and remodeling services, supplies, equipment and materials, marketing services, computer and administrative services and other services at a cost equal to the fair market value of the services, supplies, equipment and material provided to the Issuer and its designated series. Strecker, Jepson & Associates has provided, and will provide in the future, to the extent not prohibited by conflict, corporate, tax, financial, security and other legal and financial services to the Issuer and its designated series.

(s) **Financial Condition:** The Issuer was formed on July 14, 2014. The 2014, 2015 and 2016 Balance Sheets and Members' Equity indicate that $176,000 of Capital was contributed from M2K of Chicago, LLC and Senior Homes, LLC in 2014 and 2015 and Loans of $95,268, including interest, were advanced by M2K of Chicago, LLC and Senior Homes, LLC in 2014, 2015, 2016 and 2017. The Asset portion of the Balance Sheets indicate that $122,800, including interest, was advanced to The Italian Cafe, LLC Series C and Series A, $100,581 in 2014 and the balance in 2015 and 2016. That amount was paid down in 2017 to $116, 471. Luigi's Food & Pizza, LLC and one of its members are liable on a $50,000 note and for funds advanced in 2014 and 2015 by the Italian Cafe, LLC to Luigi's for the development of the Palatine Restaurant. The total amount due from Luigi's to the Italian Café, LLC including interest was $97,116 through 2016, and $106,645 due through 2017.

The Issuer's income statement shows a loss of $8,494 in 2014, a gain of $16,507, from in 2015, a gain of $9,149 in 2016 and a loss of 2,902 in 2017.

The Issuer expects to receive principal and interest payments from The Italian Cafe, LLC Series C. The Italian Cafe, LLC Series C will make these payments from the fixed base rent it receives from Briana's Restaurant. Briana's fixed base rent of $7,500 per month will be used by Series C to pay the $5,000 per month rent to its landlord and provide $2,500 per month to Series C, which it will use to make monthly payments to the Issuer on its loan. The $122,800 due the Issuer from Series C and Series A will be paid over ten years at 10% interest. Series C expects to receive percentage rent as well.

In 2018, the Issuer also expects to receive principal and interest payments from its other designated series on funds it will advance to open additional establishments. The Issuer expects to collect interest on these funds advanced at 10% per annum and pay interest at 8% per annum with principal payments to the debenture holders that provided the funds.

The Issuer's 2016 and 2017 Form C Annual Reports and audited financial statements are posted on the Issuer's Website at www. Goitaliancafellc.com and the 2017 numbers along with the 2014, 2015 and 2016 numbers are included above in this report.

(t) A review of the Issuer's financial statements for its 2014 and 2015 fiscal years and an audit of Issuer's 2016 financial statement are attached to Issuers Fifth Amended Form C, and the Issuer's 2017 audited financial statement is attached to this Form C-AR, 2017 Annual Report, and incorporated herein by reference and made a part hereof, in accordance with (t)(3) of 17 CFR 227.201.

(u) The Issuer represents that, to the best of its knowledge, and belief, after due and reasonable inquiry, the Issuer, any member or manager of the Issuer, any promoter or other person compensated with respect to this offering, or any other person listed in section 17 CFR 227.503(a) in connection with this offering, has been convicted, ordered, adjudged, decreed, suspended, expulsed, barred, or the subject of any other event that is a disqualifying event as contemplated by 17 CFR 227.503.

(v) Updates regarding the progress of the Issuer in meeting the Target Offering Amount, will be provided in accordance with §227.203.

(w) The Issuer's annual report will be available on the Issuer's website on April 30 each year.

(x) The Issuer has no predecessors. The Issuer has not previously failed to comply with the ongoing reporting requirements of §227.202.

(y) There is no material information necessary in order to make the statements made in this Offering Statement, in light of the circumstances under which they were made, not misleading.

The undersigned, being all of the Members of The Italian Cafe, LLC, pursuant to the Operating Agreement, hereby authorize the Managers to sale the securities described in this Form C –AR and in the Fifth Amendment to Form C in the manner described in this Form C-AR and in the Fifth Amendment to Form C, to encumber the Company in the amounts and on the terms described in this Form C –AR and in the Fifth Amendment to Form C, and to execute this Form C-AR and any and all other documents required to accomplish the transactions described herein and in the Fifth Amendment to Form C.

Members:

Members:
M2k of Chicago, LLC

Date: 04/16/18   By: _____

Print: __Ranulfo Vizcarra__

Its: Manager

Senior Homes, LLC

Date: 4/12/18   By: _____

Print: __Charles Jepson__

Its: Manager

23

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR, 2017 Annual report, and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

Date: 04/16/18

The Italian Cafe, LLC

By:

Print: Ranulfo Vizcarra

Its: Manager

Date: 4/12/18

By:

Print: Christy J. Jepson

Its: Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

The Italian Cafe, LLC

Date: 04/16/18

By: [signature]

Print: Ranulfo Vizcarra

Its: Manager

Date: 4/12/18

By: [signature]

Print: Charity J. Jepson

Its: Manager

The Italian Café, LLC

By Its Members:

M2k of Chicago, LLC

Date: 04/16/18

By: [signature]

Print: Ranulfo Vizcarra

Its: Manager

Senior Homes, LLC

Date: 4/12/18

By: [signature]

Print: Charles Jepson

Its: Manager

25

Instructions.

1   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

This document was prepared by:
Christy J. Jepson
Strecker, Jepson & Associates
21020 N. Rand Road, Suite C-2
Lake Zurich, Illinois 60047
(847) 719-3470

EXHIBITS

Exhibit A   Issuer's 2018 Meeting Minutes

Exhibit B   Issuer's Audited 2017 Financial Statement